Exhibit 99.1

GOLD ROYALTY ReportS Third Quarter 2023 Financial and Operating

Results – continued Growth driven by recent acquisitions

Vancouver, British Columbia – November 14, 2023 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce the filing of its operating and financial results for the three months and nine months ended September 30, 2023. The Company will be hosting an Investor Webcast to discuss these results on Wednesday, November 15 at 11:00 AM ET. All amounts are expressed in U.S. dollars unless otherwise noted.

David Garofalo, Chairman and CEO of Gold Royalty, commented: “I am very encouraged by our team’s progress in Q3 2023, having achieved a 48% increase in quarterly Total Revenue and Land Agreement Proceeds* in addition to a 50% decrease in quarterly Cash Operating Expenses* year over year. Our business is currently on track to deliver on our 2023 guidance and poised to break into positive free cash flow in 2024. The recently announced acquisitions of the Cozamin royalty and the SOQUEM royalty portfolio supplement what we believe is one of the strongest organic growth pipelines in the sector. Odyssey, Côté and REN have had positive advancements during the quarter with initial production from Côté expected by its operator in early 2024.”

Highlights for the three and nine months ended September 30, 2023, include:

●	Continued decrease in Cash Operating Expenses* for the quarter as a result of the Company’s efforts to reduce costs. Cash Operating Expenses* in the quarter decreased by 50% to $1.6 million from $3.3 million in the comparative period. For the same period total expenses decreased to $2.2 million from $3.7 million.

●	Total Revenue and Land Agreement Proceeds* for the quarter increased by 48% to $1.4 million, from $0.9 million in the comparative period. Revenue, under IFRS, was essentially unchanged at $0.8 million in the current quarter. Full year Total Revenue and Land Agreement Proceeds* guidance of $5.5 million to $6.5 million is maintained.

●	Adjusted Net Loss Per Share* for the third quarter of 2023 improved to $0.01 per share from $0.03 per share in the comparative period. For the same period net loss per share improved to $0.01 per share from $0.03 per share.

●	Cash used in operating activities before movements in working capital improved by 67% to $0.9 million in the third quarter of 2023 from $2.7 million in the comparative period due to higher Total Revenue and Land Agreement Proceeds* and lower Cash Operating Expenses*.

●	On August 30, 2023, the Company completed an acquisition of a 1.0% net smelter return (“NSR”) royalty on portions of the producing Cozamin copper-silver mine in Mexico (“Cozamin”) operated by Capstone Copper Corp. (“Capstone”) for a cash consideration of $7.5 million from Endeavour Silver Corp. and its subsidiary.

●	On November 2, 2023 the Company announced that it has entered into an agreement to acquire a portfolio of royalties located in Québec from SOQUEM (Société Québécoise d’exploration minière), a subsidiary of Investissement Québec, for C$1 million in common shares of the Company.

●	The Company generated 2 new royalties through its Royalty Generator Model and has now created 39 new royalties through this model since 2021.

*Adjusted Net Loss Per Share, Total Revenue and Land Agreement Proceeds and Cash Operating Expenses are non-IFRS measures and should not be considered in isolation or as a substitute for analysis of the Company's results under IFRS. See "Non-IFRS Measures" below for further information.

The following table sets forth selected financial information for the three and nine months ended September 30, 2023:

	For the three months ended September 30		For the nine months ended September 30
	2023	2022	2023	2022
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Revenue	797	866	2,032	3,411
Total expenses	(2,195)	(3,676)	(8,051)	(15,822)
Net loss	(1,817)	(4,679)	(7,396)	(10,505)
Net loss per share, basic and diluted	(0.01)	(0.03)	(0.05)	(0.08)
Dividends declared per share	—	0.01	0.02	0.03
Operating cash flows before movements in working capital	(894)	(2,744)	(4,054)	(7,289)
Non-IFRS and Other Measures
Total Revenue and Land Agreement Proceeds*	1,370	923	3,897	4,706
Cash Operating Expenses*	(1,642)	(3,257)	(5,987)	(9,640)
Adjusted Net Loss*	(1,095)	(3,443)	(4,900)	(7,627)
Adjusted Net Loss Per Share, basic and diluted*	(0.01)	(0.03)	(0.03)	(0.06)
Total gold equivalent ounces (“GEOs”)*	414	517	1,052	1,888

* See Non-IFRS Measures below.

For further detailed information, please refer to the Company’s unaudited condensed interim consolidated financial statements and management’s discussion and analysis, for the three and nine months ended September 30, 2023, copies of which are available under the Company’s profile at www.sedarplus.ca and www.sec.gov.

Outlook

Management currently believes the Company is on track to meet its previously disclosed forecast of $5.5 million and $6.5 million in Total Revenue and Land Agreement Proceeds in 2023 based on the production guidance published to date by the operators of the properties underlying the Company’s interests, a forecasted gold price ranging from $1,700 to $2,000 per ounce and expected payments from land agreements. The Company expects to incur $7.0 to $8.0 million in recurring Cash Operating Expenses in 2023 (forecasted cash operating expenses, excluding transaction-related and other non-recurring expenses) which remains unchanged as well. The Company currently expects that it will generate positive net operating cash flow in 2024 (forecasted operating cash flow before movement in non-cash working capital adjusted for land agreement proceed credited against mineral properties) when select key growth projects are expected to ramp up in production, including the long-life cornerstone mines at Côté and Odyssey.

The foregoing projected outlook constitutes ‘‘forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws and is intended to provide information about management’s current expectations for the Company’s 2023 fiscal year. Although considered reasonable as of the date hereof, such outlook and the underlying assumptions may prove to be inaccurate. Accordingly, actual results could differ materially from the Company’s expectations as set forth herein.

In preparing the above outlook, management assumed, among other things, that the operators of the projects underlying the Company’s royalties will meet expected production milestones and forecasts for the applicable period and that operators of land agreements will elect to make all expected payments over the period. See “Forward-Looking Statements”.

Portfolio Update

●	Odyssey Project (3.0% NSR over the northern portion of the project): On October 25, 2023, Agnico Eagle Mines Limited (“Agnico Eagle”) issued a news release reporting strong quarterly gold production and provided an update on the Odyssey Project. It disclosed that production via the ramp at the Odyssey South deposit increased through the quarter reaching 3,300 tonnes per day (“tpd”) in September, approaching the planned mining rate of 3,500 tpd for 2024. Agnico Eagle stated that the internal zones continue to provide upside in tonnage and grade at Odyssey South and exploration drilling in the quarter focused on infilling the internal zones at the Odyssey South deposit and mineral resource expansion of the East Gouldie deposit to the east and west.

●	Côté Gold Project (0.75% NSR royalty over the southern portion of the project): In a news release dated October 23, 2023 IAMGOLD Corporation disclosed that, as of September 30, 2023, the Côté Gold Project was estimated to be approximately 92% complete and first production is expected to commence in early 2024. It further disclosed that mining activities have built the current ore stockpile to 3.7 million tonnes of material, on track to the target build-up of 5.0 million tonnes by the end of the year.

●	Ren Project (1.5% NSR royalty and 3.5% NPI): On September 12, 2023, Barrick Gold Corporation (“Barrick”)issued a news release that included an update on the embedded growth projects driving value and an expected rise in production. It disclosed that at Carlin, Ren was highlighted as a continued driver of growth with expected increases in resources and a pre-feasibility study targeted for 2026.

●	Granite Creek Mine Project (10.0% NPI): In a news release dated October 11, 2023, i-80 Gold Corp (“i-80”) provided a development and exploration update on the Granite Creek operation. At Granite Creek, i-80 disclosed that it achieved 592 tons per day of mineralized material production as the operation continues to ramp-up. It stated that mining is focused on the extraction of high-grade gold mineralization in the Ogee Zone while development progresses towards the South Pacific Zone (“SPZ”) and that the SPZ is host to high-grade gold mineralization located immediately north of the underground mine workings and is expected to become the mine’s main horizon beginning in 2024.

●	Cozamin Mine (1.0% NSR over a portion of the mine): In a news release dated November 3, 2023, Capstone reported its third quarter 2023 results including an update on operations at Cozamin. 2023 YTD copper (“Cu”) production of 17.8 kt Cu was reported with recoveries and grades consistent with the same period last year. It disclosed that planned exploration work at Cozamin is focused on infill drilling which is expected to support an updated mineral resource estimate in 2024.

Royalty Generation Model Update

The Company’s Royalty Generator Model had a productive third quarter with two new royalties added in. The Company has now generated 39 royalties since the acquisition of Ely Gold Royalties Inc. in 2021 through this model. Details of the new royalties generated during the quarter are as follows:

●	The Rays property was sold to Barrick with Gold Royalty retaining a 2.0% NSR royalty over the property.
●	The Butte Highlands property was sold to Butte Highlands JV with Gold Royalty retaining a 2.0% NSR royalty over the property.

The Company currently has 31 properties subject to land agreements and 7 properties under lease generating land agreement proceeds. The model continues to incur low operating costs with under $80,000 spent on mineral interests maintenance expense during the third quarter of 2023.

Investor Webcast

An investor webcast will be held on Wednesday, November 15, 2023 at 11:00 am ET (8:00 am PT) to discuss these results. Management will be providing an update to interested stakeholders on the Company’s quarterly results including key recent catalysts that have been announced on the assets underlying the Company’s royalties. The presentation will be followed by a question-and-answer session where participants will be able to ask any questions they may have of management.

To register for the investor webcast, please click the link below: https://www.bigmarker.com/vid-conferences/GROY-Q3-Results

A replay of the webcast will be available on the Gold Royalty website following the presentation.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Peter Behncke

Manager, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under Canadian National Instrument 43-101 (“NI 43-101”) and has reviewed and approved the technical information disclosed in this news release.

Notice to Investors

For further information regarding the project updates regarding properties underlying the Company’s interests, please refer to the disclosures of the operators thereof, including the news releases referenced herein. Disclosure relating to properties in which Gold Royalty holds royalty or other interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”) applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding: estimated future Total Revenues and Land Agreement Proceeds and expected future cash flows;; expectations regarding the operations and/or development of the projects underlying the Company’s royalty interests, including the estimates of the operators thereof their timing and ability to achieve production; and expectations regarding the Company’s growth and statements regarding the Company’s plans and strategies. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s projects, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended September 30, 2022 and its other publicly filed documents under its profiles at www.sedar.com and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Non-IFRS Measures

The Company has included, in this document, certain performance measures, including: (i) Adjusted Net Loss and Adjusted Net Loss Per Share; (ii) GEOs; (iii) Total Revenue and Land Agreement Proceeds: and (iv) Cash Operating Expenses which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

●	Adjusted Net Loss and Adjusted Net Loss Per Share

Adjusted Net Loss is calculated by adding land agreement proceeds credited against mineral properties, adding the pre-acquisition royalty revenue credited against the Cozamin purchase price and deducting the following from net income: Transaction related and non-recurring general administrative expenses1, share of (income)/loss and dilution income in associate, impairment, changes in fair value of derivative liabilities and short-term investments, loss on loan modification, foreign exchange gain/(loss), other income/(expense) and land agreement proceeds credited against mineral properties. Adjusted Net Loss Per Share, basic and diluted have been determined by dividing the Adjusted Net Loss by the weighted average number of common shares for the applicable period. The Company included this information as management believes that they are useful measures of performance as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The table below provides a reconciliation of net loss to Adjusted Net Loss and Adjusted Net Loss Per Share, basic and diluted for the periods indicated:

	For the three months ended September 30		For the nine months ended September 30
	2023	2022	2023	2022
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Net loss	(1,817)	(4,679)	(7,396)	(10,505)
Land agreement proceeds credited against mineral properties	347	57	1,639	1,295
Pre-acquisition royalty revenue credited against Cozamin purchase price	226	—	226	—
Transaction related and non-recurring administrative expenses	64	—	699	1,535
Share of (income)/loss in associate	(22)	(2)	(244)	153
Dilution income in associate	—	—	(12)	(100)
Impairment of royalty	—	—	—	3,821
Change in fair value of derivative liabilities	(3)	136	(242)	(4,498)
Change in fair value of short-term investments	142	1,359	219	1,111
(Gain)/loss on loan modification	—	(316)	249	(316)
Foreign exchange (gain)/loss	(30)	(21)	77	(31)
Other income	(2)	23	(115)	(92)
Adjusted Net Loss	(1,095)	(3,443)	(4,900)	(7,627)
Weighted average number of common shares	144,970,285	134,822,619	144,609,320	134,407,769
Adjusted Net Loss Per Share, basic and diluted	(0.01)	(0.03)	(0.03)	(0.06)

●	GEOs

Total GEOs are determined by dividing revenue by the following average gold prices:

	Units	Average Gold Price
Three months ended September 30, 2022	(US$/oz)	1,675
Three months ended September 30, 2023	(US$/oz)	1,927
Nine months ended September 30, 2022	(US$/oz)	1,807
Nine months ended September 30, 2023	(US$/oz)	1,931

●	Total Revenue and Land Agreement Proceeds

1 Transaction related and non-recurring general administrative expenses are a supplementary financial measure comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the three and nine months ended September 30, 2023, transaction related and non-recurring administrative expenses related primarily to professional fees related to changing the Company’s fiscal year-end, tax restructuring following the completion of corporate transactions, establishing a dividend reinvestment and finance programs and select corporate development activities and in the same periods of 2022, related primarily to consulting fees and professional fees associated with corporate transactions.

Total Revenue and Land Agreement Proceeds are determined by adding land agreement proceeds credited against mineral properties and the pre-acquisition royalty revenue credited against Cozamin purchase price to total revenue. The Company has included this information as management believes certain investors use this information to evaluate the Company’s performance in comparison to other gold royalty companies in the precious metal mining industry. Below is a reconciliation of our Total Revenue and Land Agreement Proceeds to total revenue for the three and nine months ended September 30, 2023 and 2022, respectively:

	For the three months ended September 30		For the nine months ended September 30
	2023	2022	2023	2022
(in thousands of dollars)	($)	($)	($)	($)
Royalty	573	616	1,206	2,602
Pre-acquisition royalty revenue credited against Cozamin purchase price	226	—	226	—
Advanced minimum royalty	153	131	509	444
Land agreement proceeds	418	176	1,956	1,660
Total Revenue and Land Agreement Proceeds	1,370	923	3,897	4,706
Land agreement proceeds credited against mineral properties	(347)	(57)	(1,639)	(1,295)
Pre-acquisition royalty revenue credited against Cozamin purchase price	(226)	—	(226)	—
Revenue	797	866	2,032	3,411

●	Cash Operating Expenses

Cash Operating Expenses are determined by adding the impact of non-cash expenses, revenue, other income and tax expense or recovery to net loss. The Company has included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The table below provides a reconciliation of net loss to Total expenses and then to Cash Operating Expenses.

	For the three months ended September 30		For the nine months ended September 30
	2023	2022	2023	2022
(in thousands of dollars)	($)	($)	($)	($)
Net loss	(1,817)	(4,679)	(7,396)	(10,505)
Non-cash expenses, revenue, other income and tax recovery:
Revenue	(797)	(866)	(2,032)	(3,411)
Depletion	373	(56)	694	1,469
Other income	(2)	23	(115)	(92)
Change in fair value of derivative liabilities	(3)	136	(242)	(4,498)
Change in fair value of short-term investments	142	1,359	219	1,111
(Gain)/loss on loan modification	—	(316)	249	(316)
Foreign exchange (gain)/loss	(30)	(21)	77	(31)
Interest expense	403	259	1,025	633
Tax (expense)/recovery	(464)	485	(530)	(182)
Total expenses	(2,195)	(3,676)	(8,051)	(15,822)
Non-cash expenses and income:
Depreciation	13	27	50	63
Share-based compensation	562	394	2,270	2,245
Share of (income)/loss in associate	(22)	(2)	(244)	153
Dilution income in associate	—	—	(12)	(100)
Impairment of royalty	—	—	—	3,821
Cash Operating Expenses	(1,642)	(3,257)	(5,987)	(9,640)